CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

RECEIVED

2006 MAR -6 A 10:1?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com




06011315

23 February 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Holding(s) in Company	21/02/2006
REG-Catlin Group Limited Holding(s) in Company	21/02/2006

Yours faithfully,

Nicola Perera
Assistant Company Secretary
& Counsel

PROCESSED

MAR 0 6 2006

THOMSON
FINANCIAL

Catlin Group

Print

REG-Catlin Group Limited Holding(s) in Company
Released: 21/02/2006

RNS Number:7362Y
Catlin Group Limited
21 February 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED

....

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HOLDINGS IN RESPECT OF BARCLAYS LIFE ASSURANCE CO LTD, WOOLWICH UNIT TRUST MANAGERS LTD, BARCLAYS GLOBAL INVESTORS JAPAN LTD, BARCLAYS CAPITAL SECURITIES LTD, BARCLAYS GLOBAL INVESTORS LTD, BARCLAYS BANK PLC, BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD, GERRARD LTD, BARCLAYS GLOBAL INVESTORS NA.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
BANK OF IRELAND	258227	73,201
BANK OF IRELAND	4239749	121,011
BANK OF IRELAND	427057	3,722
Bank of Ireland Nominees Limited	CREST ID.11X13	160,800
Bank of Ireland Nominees Limited	CREST ID.11X13	630,220
BANK OF NEW YORK	210405	83,652
BANK OF NEW YORK	214074	2,585
BANK OF NEW YORK	214075	570,885
BANK OF NEW YORK	221428	75,878
BANK OF NEW YORK	367748	515,927
BANK OF NEW YORK	392067	555,756
BANK OF NEW YORK	768198	30,126
BARCLAYS CAPITAL NOMINEES LIMITED		7,561
BNP PARIBAS		46,790
BNY (OCS) NOMINEES LTD	221476	46,339
BNY (OCS) NOMINEES LTD	387173	108,005
BOISS NOMINEES LTD	4224361	68,066
CHASE NOMINEES LTD	16376	57,350
CHASE NOMINEES LTD	16669	17,186
CHASE NOMINEES LTD	18243	14,994
CHASE NOMINEES LTD	19518	17,168
CHASE NOMINEES LTD	19519	224,284

CHASE NOMINEES LTD	19520	10,763
CHASE NOMINEES LTD	20947	6,800,207
CHASE NOMINEES LTD	21359	274,652
CHASE NOMINEES LTD	25772	84,970
CHASE NOMINEES LTD	27793	7,856
CHASE NOMINEES LTD	27800	107,299
CHASE NOMINEES LTD	28270	96,596
CHASE NOMINEES LTD	28270	38,311
CHASE NOMINEES LTD	31961	152,122
CIBC MELLON GLOBAL SECURITIES		32,261
CITIBANK	6010640794	30,505
CITIBANK	6010782807	53,060
HSBC	813168	148,647
HSBC	845315	3,262
INVESTORS BANK AND TRUST CO.		51,319
INVESTORS BANK AND TRUST CO.		130,788
INVESTORS BANK AND TRUST CO.		149,581
INVESTORS BANK AND TRUST CO.		1,645,979
INVESTORS BANK AND TRUST CO.		669,192
INVESTORS BANK AND TRUST CO.		4,880
INVESTORS BANK AND TRUST CO.		2,455
JP MORGAN (BGI CUSTODY)	16331	22,551
JP MORGAN (BGI CUSTODY)	16341	65,814
JP MORGAN (BGI CUSTODY)	16341	192,090
JP MORGAN (BGI CUSTODY)	16344	70,365
JP MORGAN (BGI CUSTODY)	16345	106,741
JP MORGAN (BGI CUSTODY)	16400	1,222,418
JP MORGAN (BGI CUSTODY)	16612	35,711
JP MORGAN (BGI CUSTODY)	16621	15,767
JP MORGAN (BGI CUSTODY)	16644	80,713
JP MORGAN (BGI CUSTODY)	16901	8,429
JP MORGAN (BGI CUSTODY)	18409	91,181
JP MORGAN (BGI CUSTODY)	19514	12,657
JP MORGAN (BGI CUSTODY)	28166	270,920
JP MORGAN (BGI CUSTODY)	29514	108,292
JPMORGAN CHASE BANK		265,931
JPMorgan Chase Bank		44,772
JPMorgan Chase Bank		55,703
JPMorgan Chase Bank		28,914
MELLON BANK	ABGFZ872482	355,770
MELLON BANK	TGGF0003002	35,636
Mellon Trust - US CUSTODIAN /		77,110
MELLON TRUST OF NEW ENGLAND		82,852
MIDLAND BANK (HSBC BANK PLC)	772823	293,334
NON-IMA	DUMMY	7,210
NORTHERN TRUST	CVS21	170,211
NORTHERN TRUST	SCO06	37,023
NORTHERN TRUST	TNF01	48,226
NORTHERN TRUST	TRG01	6,969
NORTHERN TRUST	UKE01	63,503
NORTHERN TRUST	USF12	300,355
NORTHERN TRUST BANK - BGI SEPA		26,483
NORTHERN TRUST BANK - BGI SEPA		112,063
NORTHERN TRUST BANK - BGI SEPA		104,550
R C Greig Nominees Limited		1,600
STATE STREET	2RJ2	12,587
STATE STREET	JD12	57,735
STATE STREET	JFBL	36,724
STATE STREET	N3B6	40,843
STATE STREET	N3YZ	4,314
STATE STREET BANK & TRUST - WI		80,438
STATE STREET TRUST OF CANADA -		36,571
The Northern Trust Company - U		52,505
	TOTAL	18,669,792

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

670,845

8. Percentage of issued class

0.43%

9. Class of security

COMMON SHARES OF $0.01 EACH

10. Date of transaction

HOLDINGS ARE AS AT 15 FEBRUARY 2006. "SHARES DISPOSED" IS DECREASE SINCE PREVIOUS DISCLOSURE

11. Date company informed

20 FEBRUARY 2006

12. Total holding following this notification

18,669,792

13. Total percentage holding of issued class following this notification

11.97%

14. Any additional information

15. Name of contact and telephone number for queries

WILLIAM SPURGIN 0207 458 5726

16. Name and signature of authorised company official responsible for making this notification

WILLIAM SPURGIN, HEAD OF INVESTOR RELATIONS

Date of notification

21 FEBRUARY 2006

Catlin Group

Print

REG-Catlin Group Limited Holding(s) in Company
Released: 21/02/2006

RNS Number:7371Y
Catlin Group Limited
21 February 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HOLDINGS IN RESPECT OF BARCLAYS CAPITAL SECURITIES LTD, WOOLWICH UNIT TRUST MANAGERS LTD, BARCLAYS LIFE ASSURANCE CO LTD, BARCLAYS BANK PLC, BARCLAYS GLOBAL INVESTORS LTD, BARCLAYS GLOBAL INVESTORS JAPAN LTD, GERRARD LTD, BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD, BARCLAYS GLOBAL INVESTORS NA.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
BANK OF IRELAND	258227	73,201
BANK OF IRELAND	4239749	121,011
BANK OF IRELAND	427057	3,722
Bank of Ireland Nominees Limited	CREST ID. 11X13	160,800
Bank of Ireland Nominees Limited	CREST ID. 11X13	630,220
BANK OF NEW YORK	210405	83,652
BANK OF NEW YORK	214074	2,585
BANK OF NEW YORK	214075	570,885
BANK OF NEW YORK	221428	75,878
BANK OF NEW YORK	367748	515,927
BANK OF NEW YORK	392067	555,756
BANK OF NEW YORK	768198	30,126
BARCLAYS CAPITAL NOMINEES LIMITED		542,433
BNP PARIBAS		46,790
BNY (OCS) NOMINEES LTD	221476	46,339
BNY (OCS) NOMINEES LTD	387173	108,005
BOISS NOMINEES LTD	4224361	68,066
CHASE NOMINEES LTD	16376	57,350
CHASE NOMINEES LTD	16669	17,186
CHASE NOMINEES LTD	18243	14,994
CHASE NOMINEES LTD	19518	17,168
CHASE NOMINEES LTD	19519	224,284
CHASE NOMINEES LTD	19520	10,763
CHASE NOMINEES LTD	20947	6,800,207
CHASE NOMINEES LTD	21359	274,652
CHASE NOMINEES LTD	25772	84,970

CHASE NOMINEES LTD	27793	7,856
CHASE NOMINEES LTD	27800	107,299
CHASE NOMINEES LTD	28270	38,311
CHASE NOMINEES LTD	28270	96,596
CHASE NOMINEES LTD	31961	152,122
CIBC MELLON GLOBAL SECURITIES		32,261
CITIBANK	6010640794	30,505
CITIBANK	6010782807	53,060
HSBC	813168	148,647
HSBC	845315	3,262
INVESTORS BANK AND TRUST CO.		51,319
INVESTORS BANK AND TRUST CO.		130,788
INVESTORS BANK AND TRUST CO.		149,581
INVESTORS BANK AND TRUST CO.		1,645,979
INVESTORS BANK AND TRUST CO.		669,192
INVESTORS BANK AND TRUST CO.		4,880
INVESTORS BANK AND TRUST CO.		2,455
JP MORGAN (BGI CUSTODY)	16331	22,551
JP MORGAN (BGI CUSTODY)	16341	65,814
JP MORGAN (BGI CUSTODY)	16341	192,090
JP MORGAN (BGI CUSTODY)	16344	70,365
JP MORGAN (BGI CUSTODY)	16345	106,741
JP MORGAN (BGI CUSTODY)	16400	1,222,418
JP MORGAN (BGI CUSTODY)	16612	35,711
JP MORGAN (BGI CUSTODY)	16621	15,767
JP MORGAN (BGI CUSTODY)	16644	80,713
JP MORGAN (BGI CUSTODY)	16901	8,429
JP MORGAN (BGI CUSTODY)	18409	91,181
JP MORGAN (BGI CUSTODY)	19514	12,657
JP MORGAN (BGI CUSTODY)	28166	270,920
JP MORGAN (BGI CUSTODY)	29514	108,292
JPMORGAN CHASE BANK		265,931
JPMorgan Chase Bank		44,772
JPMorgan Chase Bank		55,703
JPMorgan Chase Bank		28,914
MELLON BANK	ABGFZ872482	355,770
MELLON BANK	TGGF0003002	35,636
Mellon Trust - US CUSTODIAN /		77,110
MELLON TRUST OF NEW ENGLAND		82,852
MIDLAND BANK (HSBC BANK PLC)	772823	293,334
NON-IMA	DUMMY	7,210
NORTHERN TRUST	CVS21	170,211
NORTHERN TRUST	SCO06	37,023
NORTHERN TRUST	TNF01	48,226
NORTHERN TRUST	TRG01	6,969
NORTHERN TRUST	UKE01	63,503
NORTHERN TRUST	USF12	300,355
NORTHERN TRUST BANK - BGI SEPA		26,483
NORTHERN TRUST BANK - BGI SEPA		112,063
NORTHERN TRUST BANK - BGI SEPA		104,550
R C Greig Nominees Limited		1,600
STATE STREET	2RJ2	12,587
STATE STREET	JD12	57,735
STATE STREET	JFBL	36,724
STATE STREET	N3B6	40,843
STATE STREET	N3YZ	4,314
STATE STREET BANK & TRUST - WI		80,438
STATE STREET TRUST OF CANADA -		36,571
The Northern Trust Company - U		52,505
	TOTAL	19,204,664

5. Number of shares / amount of stock acquired

534,872

6. Percentage of issued class

0.34%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

COMMON SHARES OF $0.01 EACH

10. Date of transaction

HOLDINGS ARE AS AT 16 FEBRUARY 2006. "SHARES ACQUIRED" IS

INCREASE SINCE PREVIOUS DISCLOSURE

11. Date company informed

20 FEBRUARY 2006

12. Total holding following this notification

19,204,664

13. Total percentage holding of issued class following this notification

12.32%

14. Any additional information

15. Name of contact and telephone number for queries

WILLIAM SPURGIN 0207 458 5726

16. Name and signature of authorised company official responsible for making this notification

WILLIAM SPURGIN, HEAD OF INVESTOR RELATIONS

Date of notification

21 FEBRUARY 2006